Domini Social Investments
			 536 Broadway, 7th Floor
			  New York, NY 10012

October 19, 2009

VIA ELECTRONIC MAIL

Securities and Exchange Commission
Division of Investment Management
100 F Street, NE
Washington, D.C.  20549
Attn.: Mr. Christian Sandoe

Re:	Domini Social Investment Trust (File Nos. 811-05823 and 33-29180)

Dear Mr. Sandoe:

	This letter is in response to a comment we received from the Staff of the Securities and Exchange Commission (the "Commission") on October 14, 2009, regarding Post-Effective Amendment No. 38 to the Registration Statement on Form N-1A (the "Registration Statement") filed by the Domini Social Investment Trust (the "Registrant")with the Commission on
September 8, 2009.

	Below is a summary of the Staff's initial comment regarding the Registration Statement and the Registrant's response thereto.

Comment: The Staff notes the Registrant's reference to the newly-formed Domini International Social Equity Fund's acquisition of the assets and liabilities of each of the Domini International Social Equity Fund I (formerly the Domini European PacAsia Social Equity Fund), Domini International Social Equity Fund II (formerly the Domini European Social Eqity Fund) and the Domini Institutional Social Equity Fund III (formerly the Domini PacAsia Social Equity Fund), in tax-free reorganizations effective as of the close of business on November 27, 2009 (each, a "Reorganization"). The Staff requests an explanation as to why the Registrant has not filed a proxy statement/prospectus on Form
N-14 in connection with the Reorganizations.

Response: The Registrant notes that no proxy statement/prospectus on Form N-14 has been filed in connection with the Reorganizations because no shareholder vote is required or contemplated in connection with such Reorganizations, nor is any shareholder being asked to make any investment decision with regard to the Reorganizations.

In this case, each Reorganization involves the reorganization of a fund, the Domini International Social Equity Fund I, Domini International
Social Equity Fund II , or Domini International Social Equity Fund III (collectively,the "Foreign Funds"), into a shell fund, the newly established Domini International Social Equity Fund (the "International Fund"). Upon completion of the Reorganization of a Foreign Fund into the shell International Fund, the shareholders of the Foreign Fund will become shareholders of a corresponding class of the International Fund. The Foreign Funds and the International Fund have identical investment objectives, primary investment strategies, fundamental and non-fundamental policies and restrictions, expenses, and distribution and management arrangements (with respect to the identity of the adviser/subadviser, the services to be provided, the assets to be managed and the rate of compensation to be paid). The only material difference in the advisory/subadvisory contracts is the identity of the investment company holding the assets.
In addition, each Foreign Fund and the International Fund have the same Board of Trustees.

Neither applicable state law nor the organizational documents of any acquired Foreign Fund or the acquiring International Fund require shareholder approval of the Reorganizations.

Similarly, shareholder approval of the Reorganizations is not required under the Investment Company Act of 1940, as amended (the "1940 Act").
Rule 17a-8 under the 1940 Act permits fund reorganizations to be effected without shareholder approval when: (i) no fundamental policy of the acquired fund is materially different from a policy of the acquiring fund; (ii) no advisory contract of the acquired fund is materially different from an advisory contract of the acquiring fund; (iii) the non-interested Trustees of the acquired fund who were elected by its shareholders will comprise a majority of the non-interested Trustees of the acquiring fund; and (iv) any distribution fees authorized to be paid under the acquiring fund's distribution plan are no greater than the distribution fees authorized to be paid under the acquired fund's distribution plan. Each Reorganization meets the conditions of Rule 17a-8.

Securities issued in transactions described under Rule 145(a) under the Securities Act of 1933 (the "1933 Act") may be registered on Form N-14. However, where shareholder approval of a plan or agreement is not required or contemplated, as is the case with each Reorganization, Rule 145 does not apply. Rule 145 extends the protections of the 1933 Act to shareholders who are offered securities in a business combination of the type described in the Rule. Rule 145 provides that, in most instances, an "offer," "offer to sell," "offer for sale" or "sale" under the 1933 Act occurs when a reclassification of securities,statutory merger, consolidation or transfer of assets is submitted for the vote or consent of security holders. In such cases, shareholders must be provided with information sufficient to enable them to make an informed business decision when voting. The preliminary note to Rule 145 states that the thrust of the rule is that an "offer," "offer to sell," "offer for sale" or "sale" occurs when a plan or agreement is submitted to security holders under which they must elect, on the basis of what is in substance a new investment decision, whether to accept a new or different security in exchange for their existing security. However, shareholder approval is not required in connection with the Reorganizations. Moreover, the transaction is involuntary on the part of shareholders, i.e., they are not being required or asked to make any choice regarding receipt of the International Fund's securities. Therefore, no investment decision is being made by shareholders, and the 1933 Act is not implicated. Accordingly, ule 145 does not apply to the Reorganizations.

In addition, it is the Registrant's belief that there is no "offer,"
"offer to sell," "offer for sale" or "sale" of a new or different security in exchange for a Foreign Fund's existing securities in this case, as noted above. Each Reorganization is structured to be a tax-free reorganization and the costs associated with the each Reorganization will be paid by the investment manager of the Foreign Funds.

Finally, the Registrant submits that requiring the filing and distribution of a Form N-14 in this case would serve no useful purpose and would impose on shareholders a significant and needless expense. As noted above, neither applicable state law nor the organizational documents of the Foreign Funds or the International Fund require shareholder approval of the Reorganizations. Furthermore, there are no material differences between the Foreign Funds and the International Funds to compare in a Form N-14 because, as noted above,the Foreign Funds and the International Fund have identical investment objectives, primary investment strategies, fundamental and non-fundamental policies and restrictions, expenses, and distribution and management arrangements (with respect to the identity of the adviser/ subadviser, the services to be provided, the assets to be managed and the rate of compensation to be paid). Shareholders of the Foreign Funds received notice and a description of the Reorganizations through a prospectus supplement filed more than 100 days in advance of the scheduled effective date of the Reorganizations and through the Registrant's Annual Report to shareholders dated July 31, 2009. As a result, shareholders have had significant advance notice of the Reorganizations. Further disclosure about the Reorganization in a Form N-14 would be duplicative of information that has already been received by the shareholders of the Foreign Funds.

As discussed above, after the completion of the Reorganizations, the shareholders of each Foreign Fund will be shareholders of a corresponding class of the new International Fund that has an identical investment objective and identical investment policies, advisory and sub-advisory contracts (except as to the identity of the investment company holding the assets), fees, expenses, and distribution and management arrangements as the acquired Foreign Funds.

				* * * * * *

	We hope that this letter addresses your initial comment with respect to the Registration Statement. If you should have any further questions, please do not hesitate to contact me at 212-217-1114.

						Sincerely,

						/s/ Megan L. Dunphy

						Megan L. Dunphy
						Counsel



cc:	Roger Joseph, Bingham McCutchen
	Toby Serkin, Bingham McCutchen
	James Storey, counsel to the Independent Trustees